UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 8)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*


                   BROADPOINT GLEACHER SECURITIES GROUP, INC.
                   (f/k/a Broadpoint Securities Group, Inc.)
            --------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    318465101
            --------------------------------------------------------
                                 (CUSIP Number)


                                 Robert H. Weiss
                                 General Counsel
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 28, 2009
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson FA Acquisition LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MP II Preferred Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
         NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MP Preferred Partners GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                              -0-
                          ------------------------------------------------------
                          8   SHARED VOTING POWER
          NUMBER OF
           SHARES             37,093,261
     BENEFICIALLY OWNED   ------------------------------------------------------
     BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
           PERSON
            WITH              -0-
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                              37,093,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,093,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

INTRODUCTION.

         This amendment ("Amendment No.8") amends the Schedule 13D Statement, dated May 14, 2007 (the "Statement", and as amended by Amendment No. 1 thereto, dated July 24, 2007, Amendment No. 2 thereto, dated September 21, 2007, Amendment No. 3 thereto, dated February 26, 2008, Amendment No. 4 thereto, dated February 29, 2008, Amendment No. 5 thereto, dated June 4, 2008, Amendment No. 6 thereto, dated February 17, 2009, and Amendment No. 7 thereto, dated June 4, 2009 (the "Amended Statement") filed on behalf of (i) MatlinPatterson FA Acquisition LLC ("Matlin FA"), a Delaware limited liability company, (ii) MatlinPatterson Global Opportunities Partners II L.P. ("Matlin Partners (Delaware)"), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. ("Matlin Partners (Cayman)" and, together with Matlin Partners (Delaware), the "Matlin Partners"), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC ("Matlin Global Partners"), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC ("MatlinPatterson"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, (ix) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Statement, (x) MPII Special Cayman Ltd. ("MPII Special"), an exempted company incorporated in the Cayman Islands, MP II Preferred Partners L.P. ("MP Preferred Partners"), a Cayman Islands limited partnership and MP Preferred Partners GP LLC ("MP Preferred Partners GP"), a Delaware limited liability company. Matlin FA, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, MP Preferred Partners and MP Preferred Partners GP are collectively referred to in this Amendment No.8 as the "Reporting Persons" and each is a "Reporting Person." Christopher Pechock and Frank Plimpton ceased to hold any voting rights in the shares described in the Statement as of September 21, 2007 (as reflected in Amendment No. 2 to the Statement and Amendment No. 3 to the Statement), MP II Special ceased to be a member of Matlin FA (as reflected in Amendment No. 6 to the Statement), and each of Matlin Partners, Matlin Global Partners and Matlin Advisers ceased to be a member of Matlin FA as of June 4, 2009 (as reflected in Amendment No. 7 to the Statement) and are no longer Reporting Persons for the purpose hereof. The Statement, as previously amended, disclosed the shared beneficial ownership by the Reporting Persons of 43,093,261 shares (the "Shares") of the common stock, par value $0.01 per share ("Common Stock"), of Broadpoint Gleacher Securities Group, Inc. (the "Issuer") held by Matlin FA.

         On July 28, 2009, Matlin FA entered into a purchase agreement (the "Purchase Agreement") with the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of the other Underwriters named in Schedule A thereto (collectively, the "Underwriters") and the other selling shareholder named therein (the "Other Selling Shareholder") pursuant to which Matlin FA agreed to
(i) sell an aggregate of 6,000,000 Shares (the "Initial Shares") and (ii) grant to the Underwriters an option (the "Overallotment Option") to purchase up to an additional 1,525,000 Shares (the "Overallotment Shares") at a price of $6.25 per Share to cover overallotments, subject to the terms and conditions of the Purchase Agreement, for a price of $6.25 per Share (the "Underwritten Sale"). The Underwritten Sale with respect to the Initial Shares was completed on August 3, 2009 (the "Sale Date").

         This Amendment No. 8 is being filed on behalf of the Reporting Persons to report the execution of the Purchase Agreement and the completion of the Underwritten Sale of the Initial Shares. Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Amended Statement.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended and supplemented by adding the following:

On July 28, 2009, Matlin FA entered into the Purchase Agreement with the Issuer, the Other Selling Shareholder and the Underwriters pursuant to which Matlin FA agreed to sell an aggregate of 6,000,000 Shares, subject to the terms and conditions of the Purchase Agreement, for a price of $6.25 per Share. The Purchase Agreement contains customary representations, warranties and indemnities. Matlin FA agreed pursuant to the terms of a lock up agreement in the form set forth in the Purchase Agreement that, for a period of 90 days following the date of the Purchase Agreement, it would not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (except with the consent of the Underwriters). The Underwritten Sale of the Initial Shares was completed on August 3, 2009. In connection with the Purchase Agreement, Matlin FA granted the Underwriters an option to purchase up to an additional 1,525,000 Shares at a price of $6.25 per Share to cover overallotments, if any, which expires 30 days after the date of the Purchase Agreement. In addition, Matlin FA entered into an Irrevocable Power of Attorney and Custody Agreement dated July 28, 2009 (the "Power of Attorney and Custody Agreement") in favor of Lee Fensterstock and Patricia Arciero-Craig, as attorneys-in-fact, American Stock Transfer and Trust Company, LLC, as custodian and the Issuer to effectuate the sale and transfer of the Initial Shares and, if the Overallotment Option is exercised, the sale of the Overallotment Shares.

         The Issuer filed a registration statement on Form S-3, as amended (Registration No. 333-159254) (the "S-3") pursuant to which the Initial Shares were sold and the Overallotment Shares may be sold. Except for the S-3 and as described in this Amendment No. 8, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (ii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results which require disclosure in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

         The foregoing discussion is qualified in its entirety by reference to the Purchase Agreement and the Power of Attorney and Custody Agreement, the terms of each of which are incorporated herein by reference to Exhibits 17 and 18 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and supplemented by adding the following:

(a)-(b) As of the filing date of this Amendment No. 8, Matlin FA, MP Preferred Partners, MP Preferred Partners GP, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are each the beneficial owner of 37,093,261 shares of Common Stock, which represents approximately 31.63% of the shares of Common Stock based on 117,275,164 shares of Common Stock outstanding (which represents 103,275,164 shares outstanding as of June 30, 2009 as disclosed by the Issuer in its 424(b) prospectus filed with the Securities and Exchange Commission on July 30, 2009 (the "424 Prospectus") plus 14,000,000 newly issued shares of Common Stock that were sold by the Issuer as described in the 424 Prospectus). Except as disclosed in this Amendment No. 8, none of the Reporting Persons has (i) sole or shared power to vote or direct the vote of or
(ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except for the Underwritten Sale and the other transactions described in this Amendment No. 8, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days, or since the filing of Amendment No. 7, whichever is less.

(d) Not applicable.

(e) Not applicable.

The filing of this Amendment No. 8 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other Reporting Persons or parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following:

16       Joint Filing Agreement dated as of August 3, 2009 among the Reporting
         Persons.

17 Purchase Agreement dated as of July 28, 2009 among Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of the other Underwriters named in Schedule A thereto and the Selling Shareholder named therein. (incorporated by reference to Exhibit 1.1 of the Issuer's Registration Statement on Form S-3, as amended (Registration No. 333-159254).

18. Irrevocable Power of Attorney and Custody Agreement dated as of July 28, 2009 executed by MatlinFA in favor of Lee Fensterstock and Patricia Arciero-Craig, as attorneys-in-fact, American Stock Transfer and
         Trust Company, LLC, as custodian and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 3, 2009

                                       MATLINPATTERSON FA ACQUISITION LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: Vice President


                                       MP PREFERRED PARTNERS GP LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       MATLINPATTERSON LLC

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       MP II PREFERRED PARTNERS L.P.

                                       By: MP Preferred Partners GP LLC,
                                           its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       DAVID J. MATLIN

                                       By: /s/ David J. Matlin
                                           -------------------------------------
                                           Name:  David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson

                                  EXHIBIT INDEX
                                  -------------


16       Joint Filing Agreement dated as of August 3, 2009 among the Reporting
         Persons.

17 Purchase Agreement dated as of July 28, 2009 among Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of the other Underwriters named in Schedule A thereto and the Selling Shareholder named therein. (incorporated by reference to Exhibit 1.1 of the Issuer's Registration Statement on Form S-3, as amended (Registration No. 333-159254).

18. Irrevocable Power of Attorney and Custody Agreement dated as of July 28, 2009 executed by MatlinFA in favor of Lee Fensterstock and Patricia Arciero-Craig, as attorneys-in-fact, American Stock Transfer and
         Trust Company, LLC, as custodian and the Issuer.

EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson FA Acquisition LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MP II Preferred Partners L.P., MP Preferred Partners GP LLC, David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on
Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Broadpoint Gleacher Securities Group, Inc., formerly known as Broadpoint Securities Group, Inc., a New York corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 3rd day of August 2009.

                                       MATLINPATTERSON FA ACQUISITION LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: Vice President


                                       MATLINPATTERSON LLC

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel

                                       MP II PREFERRED PARTNERS L.P.
                                       By: MP Preferred Partners GP LLC,
                                           its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       MP PREFERRED PARTNERS GP LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       DAVID J. MATLIN

                                        By: /s/ David J. Matlin
                                            ------------------------------------
                                            Name: David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson

                                   Exhibit 18

================================================================================



                          IRREVOCABLE POWER OF ATTORNEY
                          -----------------------------

                              AND CUSTODY AGREEMENT
                              ---------------------

                                  by and among

         The Shareholders of Broadpoint Gleacher Securities Group, Inc.
                          listed on Schedule I hereto,

                  American Stock Transfer & Trust Company, LLC

                                  as Custodian,

                  Lee Fensterstock and Patricia Arciero-Craig,

                              as Attorneys-in-Fact,

                                       and

                   Broadpoint Gleacher Securities Group, Inc.










Dated:  July 28, 2009


================================================================================

                          IRREVOCABLE POWER OF ATTORNEY
                              AND CUSTODY AGREEMENT

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
c/o Mast Capital Management, LLC
200 Clarendon St.
51st Floor
Boston, MA 12116

MATLINPATTERSON FA ACQUISITION LLC
c/o MatlinPatterson Global Advisers LLC
520 Madison Ave.
35th Floor
New York, NY 10022

MERRILL LYNCH, PIERCE, FENNER & SMITH
  INCORPORATED
BROADPOINT CAPITAL, INC.
SANDLER O'NEILL & PARTNERS, L.P.
  as Representatives of the several Underwriters
c/o Merrill Lynch, Pierce, Fenner & Smith
  Incorporated
One Bryant Park
New York, New York 10036


Ladies and Gentlemen:

         The undersigned shareholder (the "undersigned") of Broadpoint Gleacher Securities Group, Inc., a New York corporation (the "Company"), and the other shareholders of the Company listed in Schedule I attached hereto (the undersigned and such other shareholders being hereinafter collectively referred to as the "Selling Shareholders") have entered into a Purchase Agreement attached hereto as Exhibit I (the "Purchase Agreement"), among the Company, the Selling Shareholders and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Broadpoint Capital, Inc. and Sandler O'Neill & Partners, L.P. (the "Representatives"), acting as representatives of the several underwriters named in Schedule A to the Purchase Agreement (collectively, the "Underwriters"), pursuant to which the Underwriters will purchase the number of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company set forth opposite such Selling Shareholder's name in Schedule B to the Purchase Agreement (the "Shares"). Capitalized terms used herein but not otherwise defined herein have the meanings ascribed thereto in the Purchase Agreement.

         The undersigned understands that the Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (File No. 333-159254) (the "Registration Statement") in connection with the offering (the "Offering") of shares of its Common Stock. The undersigned and each of the other Selling Shareholders have elected to sell their respective Shares in the Offering. Accordingly, the Offering will be registered under the Securities Act of 1933, as amended (the "1933 Act"), covering the Shares to be sold by each of the Selling Shareholders.

         The undersigned, by executing and delivering this Irrevocable Power of Attorney and Custody Agreement (the "Agreement"), confirms the undersigned's willingness and intent to sell its Shares to the Underwriters pursuant to the Purchase Agreement, and agrees, simultaneously with the execution and delivery hereof, to cause the deposit of such Shares with American Stock Transfer & Trust Company, LLC, acting in its capacity as custodian hereunder (solely in such capacity, the "Custodian"), all as hereinafter provided.

         The undersigned hereby acknowledges receipt of (i) the Purchase Agreement (a copy of which is attached hereto as Exhibit I) (the "Purchase Agreement") and (ii) the Registration Statement as originally filed and all amendments thereto, including a copy of the Prospectus.

         To secure the performance of the Underwriters and the Company pursuant to the Purchase Agreement, the undersigned agrees as follows:

         1. Appointment of Attorneys-in-Fact; Grant of Authority. For purposes of effecting the sale of the undersigned's Shares pursuant to the Purchase Agreement, the undersigned irrevocably makes, constitutes and appoints Lee Fensterstock and Patricia Arciero-Craig, and each of them, true and lawful agents and attorneys-in-fact of the undersigned (each, an "Attorney-in-Fact" and, collectively, the "Attorneys-in-Fact"), each with full power and authority, subject to the terms and provisions hereof, to act hereunder, individually, collectively, or through duly appointed successor attorneys-in-fact, in his or their sole discretion (it being understood and agreed that the Attorneys-in-Fact may, unless otherwise specified herein, act individually), all as hereinafter provided, in the name of and for and on behalf of the undersigned, as fully as could the undersigned if present and acting in person, with respect to the following matters in connection with and necessary and incident to the registration and sale of the undersigned's Shares in the Offering pursuant to the Purchase Agreement:

                  (a) to authorize and direct the Custodian and any other person or entity to take any and all actions as may be necessary or deemed to be advisable by the Attorneys-in-Fact or any of them to effect the sale, transfer and disposition of the Maximum Number of Shares of undersigned's Shares (as set forth in Schedule I hereto) in the Offering as the Attorneys-in-Fact or any of them may, in their sole discretion, determine, including to direct the Custodian with respect to (i) the transfer on the stock record books of the Company of the Shares in order to effect such sale (including the names in which new certificates for the Shares are to be issued and the denominations thereof), (ii) the delivery to or for the account of the Underwriters of the certificates evidencing any or all of the Shares with appropriate stock powers or other instruments of transfer duly endorsed or in blank against receipt by the Custodian of the purchase price to be paid therefor, (iii) the payment by the Custodian (which payment may be made out of the proceeds of any sale of Shares by the undersigned to the Underwriters) of the expenses, if any, to be borne by the undersigned pursuant to the Purchase Agreement and such other costs and expenses as are agreed upon by such Attorney-in-Fact to be borne by the undersigned to the extent set forth in the Purchase Agreement (any expenses incurred on behalf of two or more Selling Shareholders shall be apportioned among them on the basis of the respective number of Shares to be sold by them pursuant to the Purchase Agreement), (iv) the remittance to the undersigned of the balance of the proceeds from any sale of the Shares, and (v) the return to the undersigned of new certificates representing the number of Shares, if any, deposited with the Custodian which are in excess of the number of Shares sold by the undersigned to the Underwriters (the "Excess Shares");

                  (b) to take any and all actions that may be necessary or deemed to be advisable by the Attorneys-in-Fact, or any of them, in their sole discretion, with respect to the Registration Statement, including, without limitation, approval of amendments to the Registration Statement or the Prospectus or any preliminary prospectus, the execution, acknowledgment and delivery of any certificates, documents and consents, which may be required by the Commission, appropriate authorities of states or other jurisdictions, the Underwriters or legal counsel or such certificates, documents and consents as may otherwise be necessary or appropriate in connection with the registration of the Shares under the 1933 Act or the securities or blue sky laws of the various states and foreign jurisdictions or necessary to facilitate sales of the Shares;

                  (c) to take or cause to be taken any and all further actions, and to execute and deliver, or cause to be executed and delivered, any and all such certificates, instruments, contracts, orders, receipts, notices, requests, consents, instructions, certificates, letters, documents, stock certificates and share powers and other instruments of transfer and closing as may be required by the Purchase Agreement or as may otherwise be necessary or deemed to be advisable by the Attorneys-in-Fact, or any of them, in connection therewith, with such changes or amendments thereto as the Attorneys-in-Fact or any of them may, in their reasonable discretion, approve (such approval to be evidenced by their signature thereof), as may be necessary or desirable by the Attorneys-in-Fact or any of them to effectuate, implement and otherwise carry out the transactions contemplated by the Purchase Agreement and this Agreement, or as may be necessary or deemed to be desirable by the Attorneys-in-Fact, or any of them, in connection with the registration of the Shares, pursuant to the 1933 Act or the securities or blue sky laws of the various states and foreign jurisdictions, or the sale of the Shares to the Underwriters; and

                  (d) without limiting the foregoing authority, to request on behalf of the undersigned acceleration of the effectiveness of the Registration Statement and advise the Commission of the reason the undersigned is selling the Shares.

provided, however, that in no event shall the Custodian or the Attorneys-in-Fact have the power or authority to alter or amend the public offering price per share of the Common Stock or the purchase price per share of the Common Stock to be paid by the Underwriters to the Selling Shareholders, each as set forth in the Purchase Agreement.

         2. Terms of Sale. The undersigned agrees that the Attorneys-in-Fact, or any of them, acting individually shall be irrevocably directed and obligated to:

                  (a) authorize and direct the Custodian and any other person or entity to take any and all actions as may be necessary or deemed to be advisable by the Attorneys-in-Fact or any of them, in their reasonable discretion, to effect the sale, transfer and disposition of the undersigned's Shares in the Offering and to deliver, or cause to be delivered, certificates representing the undersigned's Shares so sold, transferred and disposed of to the Representatives at the Closing Time or any Date of Delivery all in accordance with the terms and conditions of the Purchase Agreement; and

                  (b) authorize and direct the Custodian to return to the undersigned any of the undersigned's Shares not sold in the Offering.

         3. Termination of Offering. The undersigned agrees that the termination of the Offering by any party will be governed by the terms and conditions of the Purchase Agreement.

         4. Irrevocability. The undersigned has conferred and granted the power of attorney and all other authority contained herein for the purpose of completing the Offering and in consideration of the actions of the Company and the Underwriters in connection therewith. Therefore, the undersigned hereby agrees that all power and authority hereby conferred is coupled with an interest and, in the case of MAST, given to secure a proprietary interest, and is irrevocable and, to the fullest extent not prohibited by law, shall not be terminated by any act of the undersigned or by operation of law or by the occurrence of any event whatsoever, including, without limitation, the death, incapacity, bankruptcy, dissolution of marital relationship or insolvency of the undersigned (or if more than one, either or any of them) or any similar event (including, without limiting the foregoing, the termination of any trust or estate for which the undersigned is acting as a fiduciary or fiduciaries, the death or incapacity of one or more trustees, guardians, executors or administrators under such trust or estate, or the dissolution or liquidation of any corporation, partnership or other entity). If, after the execution of this Agreement, any such event shall occur before the completion of the transactions contemplated by the Purchase Agreement and/or this Agreement, the Attorneys-in-Fact and the Custodian are nevertheless authorized and directed to complete all of such transactions, including the delivery of the certificates for the undersigned's Shares to be sold to the Underwriters, as if such event had not occurred and regardless of notice thereof.

         5. Deposit and Delivery of Shares. The undersigned hereby appoints American Stock Transfer & Trust Company, LLC, as Custodian (in such capacity, the "Custodian") to hold the undersigned's Shares and to deliver or to dispose of them in accordance with the instructions of the Attorneys-in-Fact or any of them as set forth herein, with full power in the name of, and for and on behalf of, the undersigned and:

                  (a) If stock certificates with respect to the undersigned's Shares are in the undersigned's possession, the undersigned hereby acknowledges that such certificates have been delivered to and deposited with the Custodian upon execution of this Agreement, duly endorsed (with signatures guaranteed as described on the signature page hereto) to the Company or in blank, or accompanied by proper instruments of transfer to the Company or in blank.

                  (b) If certificates for any of the undersigned's Shares are to be delivered to the Custodian by someone other than the undersigned, the undersigned hereby acknowledges that an irrevocable stock power duly executed in blank has been delivered to and deposited with the Custodian.

                  (c) The undersigned authorizes and directs the Custodian to hold the deposited certificates representing the undersigned's Shares and, upon appropriate instructions from the Attorneys-in-Fact, to deliver, or to instruct the Company's transfer agent to deliver, to the Underwriters such of the undersigned's Shares as are to be purchased by the Underwriters under the Purchase Agreement and to deliver, or cause to be delivered, Shares in accordance with the instructions of the Representatives at the Closing Time or any Date of Delivery against receipt of payment therefor.

                  (d) The undersigned hereby authorizes and directs the Attorneys-in-Fact and the Custodian to issue appropriate receipts to the Underwriters in the name of the undersigned as payee. If any Shares are sold pursuant to the Purchase Agreement, then the undersigned also authorizes and directs the Attorneys-in-Fact and the Custodian to acknowledge on behalf of the undersigned receipt of the Shares by the Underwriters.

                  (e) The undersigned authorizes the Custodian to determine, in the Custodian's sole and absolute discretion, whether and the time and times when, the purpose for, and the manner in which, any power conferred herein to the Custodian shall be exercised, and the conditions, provisions and covenants of any instrument or document which may be executed by the Custodian pursuant hereto.

                  (f) The undersigned authorizes and directs the Custodian to do all things and perform all acts pursuant to the terms of this Agreement as the Custodian may in such Custodian's sole and absolute discretion deem appropriate, including, without limitation, the execution and delivery of all certificates, receipts, instruments, letters of transmittal and other documents and papers required, contemplated by, or deemed by the Custodian appropriate in connection with this Agreement to the Representatives, the Company's transfer agent or any other person.

         6. The Custodian. The Custodian's execution of this Agreement shall constitute the acceptance by the Custodian of the agency herein conferred, and shall evidence its agreement to carry out and perform its duties under this Agreement in accordance with the provisions hereof; subject, however, to the following terms and conditions, which all signatories hereto agree shall govern and control the rights, duties and immunities of the Custodian:

                  (a) The Custodian, in its capacity as Custodian, shall have no duties to the undersigned hereunder except those expressly set forth herein and shall not be liable in such regard except for the performance of such duties as are specifically set out herein, subject to Section 10 hereof. The Custodian shall not be responsible for the performance of the powers of attorney contained herein by any signatory hereto, or for the interpretation of any of the provisions of such powers of attorney. The Custodian shall be entitled to act and rely upon any resolution, certificate, statement, report, request, notice, order, letter, telegram, cablegram, facsimile, instruction or other paper or document respecting this Agreement believed by the Custodian to be genuine and to have been signed by the proper parties, not only as to the authorization, validity and effectiveness thereof, but also as to the truth and acceptability of any information therein contained; provided, however, that the Custodian shall not be entitled to act on any document or notice with respect to the time of delivery under the Purchase Agreement or with respect to the non-effectiveness or termination of the Purchase Agreement unless such document or notice shall have been confirmed in writing to the Custodian by the Representatives.

                  (b) If a controversy arises between two or more of the Selling Shareholders, or between any of the Selling Shareholders and any other person, as to whether or not or to whom the Custodian shall deliver the certificates for the Shares or any funds held by it, or as to any other matter arising out of or relating hereto or to the property held by the Custodian hereunder or as to the interpretation of this Agreement regarding the duties or obligations of the Custodian hereunder, the Custodian shall not be required to determine the same until the rights of the parties to the dispute shall have finally been determined by agreement or by final order of a court of competent jurisdiction; provided, however, that the time for appeal for any such final order shall have expired without an appeal having been made. The Custodian shall deliver the property, or any portion thereof, within 15 days after it has received written notice of any such agreement or final order (accompanied by an affidavit that the time for appeal has expired without an appeal having been made) in accordance with the terms of the final agreement or order. The Custodian shall be entitled to assume that no such controversy has arisen unless it has received a written notice that such a controversy has arisen which refers specifically to this Agreement and identifies by name and address the adverse claimants to the controversy. Notwithstanding the foregoing, if, after the execution of this Agreement, any such controversy shall occur before the completion of the transactions contemplated by the Purchase Agreement and/or this Agreement, the Attorneys-in-Fact and the Custodian are nevertheless authorized and directed to complete all of such transactions, including the delivery of the certificates for the undersigned's Shares to be sold to the Underwriters, as if such controversy had not occurred and regardless of notice thereof.

                  (c) The Custodian will acknowledge in writing to each of the Selling Shareholders receipt by physical delivery of any certificates representing the undersigned's Shares when such certificates are received.

                  (d) The Custodian will deliver any certificates for any Excess Shares as soon as possible following the consummation of the Offering (including the exercise of any Option Securities) but in no event later than 10 days following such consummation date.

         7. Representations, Warranties and Agreements. The undersigned severally and not jointly with the other Selling Shareholder represents, warrants and agrees that:

                  (a) All authorizations and consents, including, but not limited to, any releases necessary for the execution and delivery by the undersigned of this Agreement and for the sale and delivery of the undersigned's Shares to the Underwriters as contemplated hereby and in the Purchase Agreement have been obtained and are in full force and effect; and the undersigned has full right, power and authority to enter into the Purchase Agreement and this Agreement and to sell, transfer and deliver the undersigned's Shares to the Underwriters as contemplated hereby and in the Purchase Agreement.

                  (b) The undersigned has read and understands the Purchase Agreement including, without limitation, the representations and warranties of the respective Selling Shareholder contained in Section 1(b) thereof (the "Section 1(b) Representations and Warranties"), and confirms that such representations and the information contained in the undersigned's responses to any questionnaires (each, a "Questionnaire") completed by the undersigned in connection with the Offering is as of the date hereof, and at the date of the Purchase Agreement, at the Closing Time and at the Date of Delivery, if any, will be, true, correct and complete and does not and will not omit any fact necessary to make such information not misleading; the undersigned will promptly, after becoming aware thereof, notify the Attorneys-in-Fact and the Company (i) if any Section 1(b) Representation and Warranty of the undersigned ceases to be true and correct at any time after the date hereof , (ii) if any change in the responses to any Questionnaire should be made as a result of developments occurring after the date hereof and prior to the Closing Time or the Date of Delivery, as the case may be, or (iii) if any representation and warranty of the undersigned contained in this Agreement is not true and correct; the undersigned authorizes the Attorney-in-Fact, acting on behalf of the undersigned, to make the Section 1(b) Representations and Warranties; the Attorneys-in-Fact (in such capacity) make no representations with respect to and shall have no responsibility for the Registration Statement or the Prospectus or, except as herein expressly provided, for any aspect of the Offering, and the Attorneys-in-Fact shall not be liable for any error of judgement or for any act done or omitted or for any mistake of fact or law except for the Attorneys' own willful conduct.

                  (c) The undersigned has not taken and will not take, directly or indirectly, any action intended to constitute, or which has constituted, or which might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Common Stock; and to assure compliance with Regulation M under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the undersigned will not make bids for or purchases of, or induce bids for or purchases of, directly or indirectly, any shares of Common Stock until the distribution of all shares being sold in the Offering has been completed; the undersigned has not distributed and will not distribute any prospectus or other offering material in connection with the Offering and sale of the Shares other than the prospectuses filed with the Commission in connection with the Registration Statement.

         The foregoing representations, warranties and agreements are for the benefit of and may be relied upon by the Attorneys-in-Fact, the Company, the other Selling Shareholders, the Underwriters, the Custodian and their respective legal counsel. The undersigned agrees, if so requested in writing by the Attorneys-in-Fact or by the Company, the Underwriters or their respective legal counsel, to provide one or more certificates setting forth such matters as to which Dewey & LeBoeuf LLP, as counsel for the Company, Sidley Austin LLP, as counsel for the Underwriters, and Whalen LLP, counsel for MatlinPatterson FA Acquisition LLC, and Foley Hoag LLP and Walkers, counsel for MAST Credit Opportunities I Master Fund Limited, are entitled to rely in rendering their opinions pursuant to the Purchase Agreement.

         8. Payment. The undersigned hereby authorizes and directs the Attorneys-in-Fact or any of them to take such action as may be required to provide for the distribution or delivery to the undersigned as promptly as practicable of the undersigned's portion of the wire transfer of immediately available funds described in Section 2(c) of the Purchase Agreement, which wire transfer to the bank account designated by the Custodian will constitute all of the proceeds of the Offering owing to the undersigned for his Shares purchased at the Closing Time or on the relevant Date of Delivery. The undersigned agrees that the Attorneys-in-Fact may deposit any amounts owing to the undersigned by wire transfer of funds or by deposit pursuant to the instructions attached as Annex I hereto the signature of the undersigned. Subject to the provisions of
Section 4 of the Purchase Agreement, the undersigned hereby authorizes and directs the Attorneys-in-Fact to pay on behalf of the undersigned all expenses and taxes incident to the sale and delivery of the Shares that may be sold by the undersigned to the Underwriters and the undersigned will advance to the Attorneys-in-Fact or reimburse them in the full amount of any such expenses, taxes or reimbursements; provided, however, that in connection with the payment by the undersigned of the New York State stock transfer tax, the Attorneys-in-Fact will be required to use their best efforts to obtain a rebate of such tax before seeking reimbursement from the undersigned.

         9. Ownership of Stock. Subject to the terms hereof, until payment of the purchase price for the Shares being sold by the undersigned pursuant to the Purchase Agreement has been made by or for the account of the Underwriters, each of the Selling Shareholders shall remain the owner of all of its respective Shares and shall have the right to vote such Shares and all other shares of Common Stock, if any, represented by the certificates deposited with the Custodian hereunder and to receive all dividends and distributions thereon. However, until such payment in full has been made or until the Purchase Agreement has been terminated, the undersigned agrees that the undersigned will not give, sell, pledge, hypothecate, grant any lien on or security interest in, transfer, deal with or contract with respect to the undersigned's Shares set forth on Schedule I or any interest therein, except (i) to the Underwriters pursuant to the Purchase Agreement and (ii) to the Custodian as provided herein.

         10. Release. Subject to the provisions of Section 11 hereof, the undersigned hereby agrees to release and does release the Attorneys-in-Fact and each of them and the Custodian from any and all liabilities, joint or several, to which they may become subject insofar as such liabilities (or action in respect thereof) arise out of or are based upon any action taken or omitted to be taken, including, but not limited to, not executing the Purchase Agreement or not proceeding with the Offering for any reason whatsoever, by the Attorneys-in-Fact or the Custodian pursuant hereto, except for their gross negligence, willful misconduct or bad faith.

         11. Indemnification. (a) Each Selling Shareholder, severally and not jointly, agrees to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense as and to the extent described in the indemnity agreement of such Selling Shareholder contained in subsection (a) of Section 6 of the Purchase Agreement (except that the references therein to the Underwriters as indemnified parties shall be to the Company), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information (as defined in the Purchase Agreement), the General Disclosure Package or any or preliminary prospectuses or the Prospectus or any amendment or supplement thereto (or any prospectus wrapper) in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information, the General Disclosure Package or such preliminary prospectuses or Prospectus or any amendment or supplement thereto (or any prospectus wrapper), it being agreed that such written information is limited solely to any statements regarding each Selling Shareholder set forth under the caption "Principal and Selling Shareholders" (consisting of the name and address, number of shares and related footnotes to the table contained in such section with respect to such Selling Shareholder); provided, however, that the liability of such Selling Shareholder under this indemnity agreement shall not exceed the net proceeds received by such Selling Shareholder from the sale of his Shares pursuant to the Purchase Agreement.

     (b) Each Selling Shareholder, severally and not jointly, agrees to indemnify and hold harmless the Attorneys-in-Fact, the Custodian or any of them and each person, if any, who controls the Custodian or within the meaning of
Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense for their actions or omissions as Attorney in Fact or Custodian, as incurred, and will reimburse such Attorney-in-Fact or Custodian for any and all expense whatsoever (including the fees and disbursements of up to one counsel chosen by the Attorney-in-Fact or Custodian, as the case may be), reasonably incurred by such Attorney-in-Fact or Custodian, as the case may be, in investigating, preparing or defending against any such litigation, investigation, proceeding or claim as such expenses are incurred.

     (c) The Company agrees to indemnify and hold harmless each Selling Shareholder against any and all loss, liability, claim, damage and expense as and to the extent described in the indemnity agreement of the Company contained in subsection (a) of Section 6 of the Purchase Agreement (except that the references therein to the Underwriters as indemnified parties shall be to the Selling Shareholders), as incurred, and will reimburse such Selling Shareholder for any and all expense whatsoever (including the fees and disbursements of up to one counsel chosen by the Selling Shareholders), reasonably incurred by such Selling Shareholder in investigating, preparing or defending against any such litigation, investigation, proceeding or claim as such expenses are incurred.

     (d) Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability that it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification could be sought under this
Section 11 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

     (e) Other Provisions. The provisions of this Section 11 will be in addition to any liability which the Company or any Selling Shareholder may otherwise have, including, but not limited to, Sections 7 and 8 of the Purchase Agreement.

         12. Termination. This Agreement shall terminate upon the earliest to occur of (i) the date, if any, on which the Registration Statement is withdrawn from the Commission, (ii) the date on which the sale of the Shares to be sold in the Offering is consummated and the proceeds have been distributed to the Selling Shareholders, whether or not all the Shares owned by the Selling Shareholders are sold in the Offering and (iii) upon written notice by any Selling Shareholder to the Attorney-in-Fact and the Custodian, five days after the date of such notice. Notwithstanding any such termination, the provisions of Sections 10, 11 and 12 hereof shall survive termination of this Agreement and remain in full force and effect. Following any termination of this Agreement, the Attorneys-in-Fact and the Custodian shall have no further responsibilities or liabilities to the undersigned hereunder except to redeliver to the undersigned its Shares not sold in the Offering and to deliver to the undersigned its stock powers described in Section 4 hereof held in custody and to distribute to the undersigned its portion of the net proceeds of the Offering, if any.

         13. Notices. Any notice required to be given pursuant to this Agreement shall be deemed given if in writing and delivered in person, or if given by telephone or telegraph if subsequently confirmed by letter, (i) to Lee Fensterstock, as Attorney-in-Fact, c/o Broadpoint Gleacher Securities Group, Inc., 12 East 49th Street, 31st Floor, New York, NY 10017 or Patricia Arciero-Craig as Attorney-in-Fact, c/o Broadpoint Gleacher Securities Group, Inc., 12 East 49th Street, 31st Floor, New York, NY 10017 (ii) to Broadpoint Gleacher Securities Group, Inc., for the Company and Custodian at c/o Broadpoint Gleacher Securities Group, Inc., 12 East 49th Street, 31st Floor, New York, NY 10017, Attention: Patricia Arciero-Craig, General Counsel and (iii) to the Selling Shareholders at the addresses set forth in Schedule I attached hereto.

         14. Applicable Law. The validity, enforceability, interpretation and construction of this Agreement shall be determined in accordance with the substantive laws of the State of New York.

         15. Counterparts. This Agreement may be signed in any number of counterparts, each of which constituting an original but all of which together constituting one instrument.

                        --------------------------------

         This Irrevocable Power of Attorney and Custody Agreement [is executed as a Deed and] has been entered into on this 28th day of July, 2009.

                             SELLING SECURITYHOLDER

                                       Very truly yours,


                                       (Print Name)


                                       By: _____________________________________
                                           Name:
                                           Title:

                                       Address:

                                       Taxpayer I.D. #:

                                       Telephone No.:
                                       (____)

                                       Fax No.:
                                       (____)

                                       Email address:

                                    CUSTODIAN
                                    ---------

         American Stock Transfer & Trust Company, LLC hereby accepts the appointment as Custodian pursuant to the foregoing Irrevocable Power of Attorney and Custody Agreement, and agrees to abide by and act in accordance with the terms of said Agreement.

Dated:  July 28, 2009

                                       AMERICAN STOCK TRANSFER & TRUST
                                       COMPANY, LLC

                                       By:______________________________________
                                          Name:
                                          Title:



                       (Signatures continued on next page)

                                ATTORNEYS-IN-FACT
                                -----------------

         Lee Fensterstock hereby accepts the appointment as Attorney-in-Fact pursuant to the foregoing Irrevocable Power of Attorney and Custody Agreement, and agrees to abide by and act in accordance with the terms of said Agreement.

Dated:  July 28, 2009                  _________________________________________
                                       Name:


                      ____________________________________


         Patricia Arciero-Craig hereby accepts the appointment as Attorney-in-Fact pursuant to the foregoing Irrevocable Power of Attorney and Custody Agreement, and agrees to abide by and act in accordance with the terms of said Agreement.

Dated:  July 28, 2009                  _________________________________________
                                       Name:

                   BROADPOINT GLEACHER SECURITIES GROUP, INC.
                   ------------------------------------------

This Irrevocable Power of Attorney and Custody Agreement has been entered into on this 28th day of July, 2009.



                                       BROADPOINT GLEACHER SECURITIES GROUP,
                                       INC.

                                       By:______________________________________
                                          Name:
                                          Title:




                      ____________________________________

                                    EXHIBIT I

                               PURCHASE AGREEMENT

                                   SCHEDULE I

---------------------------------------  ---------------------------------------
           Name and Address                         Maximum Number
        of Selling Shareholder                        of Shares
---------------------------------------  ---------------------------------------
Mast Credit Opportunities I Master                    3,500,000
Fund Limited
c/o Mast Capital Management, LLC
200 Clarendon St.
51st Floor
Boston, MA 12116

---------------------------------------  ---------------------------------------
Matlin Patterson FA Acquisition LLC                   7,525,000
c/o MatlinPatterson Global
Advisers LLC
520 Madison Ave.
35th Floor
New York, NY 10022

---------------------------------------  ---------------------------------------

                                                                         ANNEX I

                                  INSTRUCTIONS

    (For completing the Irrevocable Power of Attorney and Custody Agreement)

A. You have been sent five copies of the Irrevocable Power of Attorney and Custody Agreement, dated July 28, 2009, by and among the Shareholders of Broadpoint Gleacher Securities Group, Inc. listed on Schedule I thereto, American Stock Transfer & Trust Company, LLC as Custodian, Lee Fensterstock and Patricia Arciero-Craig as Attorneys-in-Fact, and Broadpoint Gleacher Securities Group, Inc. (the "Agreement"). Capitalized terms used herein but not otherwise defined herein have the meanings ascribed thereto in the Agreement. Please complete and return four copies of the Agreement and stock certificate(s) as set forth in paragraph D below. A fully executed copy of the Agreement will be returned to you; a fully executed copy of the Agreement and your stock certificate(s) will be retained by the Custodian; and a fully executed copy of the Agreement will be delivered to the Attorneys-in-Fact and to the Representatives.

B.       Complete Schedule A and Schedule B attached hereto.

C. Each copy of the Agreement and each stock certificate or stock power deposited hereunder must be executed by you with your signature on the Agreement and the stock certificate(s) or the accompanying stock power, guaranteed as described on the signature page to the Agreement. Please sign the stock certificate(s) or stock power and the Agreement exactly as your name appears on your stock certificate(s).

D. Endorsed stock certificate(s) or stock certificate(s) with stock powers attached along with one executed copy of the completed Agreement should be promptly returned by hand delivery or by certified mail appropriately insured to:

                  American Stock Transfer & Trust Company, LLC
                  c/o Dewey & LeBeouf
                  1301 Avenue of the Americas
                  New York, NY 10019

         If sent through the mail, it is recommended that the certificate(s) not be endorsed, but an executed stock power be sent under separate cover from the certificate(s).

E. If any certificate that you submit represents a greater number of Shares than the aggregate number of shares of Shares which you agree to sell pursuant to the Purchase Agreement, the Custodian will cause to be delivered to you in due course, but no more than ten days after the closing for the purchase of Shares by the Underwriters, a certificate representing the number of Excess Shares.

F. For purposes of discharging your obligations under the Purchase Agreement, please contact Lee Fensterstock or Patricia Arciero-Craig if any information or representation included in the foregoing Agreement or the Purchase Agreement should change, or if you become aware of any new information, at any time prior to termination of the period referred to in Section 12 of the Agreement.

G.       If a stock power is required, a form is attached hereto as Annex A.

                           SCHEDULE A TO INSTRUCTIONS


                                             MATLIN PATTERSON FA ACQUISITION LLC
                                                   (Name of Selling Shareholder)


                  Certificate(s) for Shares of Common Stock of

                   Broadpoint Gleacher Securities Group, Inc.

                          Deposited under the Agreement
------------------ ------------------------------ ------------------------------
                         Number of Shares             Number of Shares From
Certificate Number  Represented by Certificate*    This Certificate to Be Sold**
------------------ ------------------------------ ------------------------------
     FA 11189               37,909,383                       6,000,000
------------------ ------------------------------ ------------------------------

------------------ ------------------------------ ------------------------------

------------------ ------------------------------ ------------------------------
                                          Total:
------------------ ------------------------------ ------------------------------

* If adjustmnts are necessary because of a stock split that is not reflected in the relevant certificates, please add an explanatory note below.

** If fewer than all Shares represented by a certificate are to be sold, indicate below, if desired for income tax purposes, the date of purchase or purchase price of the particular Shares to be sold. If no indication is made as to the certificates from which Shares to be sold shall be allocated, the selection will be made at the Custodian's discretion.


Date of purchase will be August 3, 2009 and the purchase price will be $5.9063 per share.


                     DO NOT DETACH THIS PAGE FROM AGREEMENT.

                           SCHEDULE B TO INSTRUCTIONS

                                Manner of Payment

INSTRUCTION: Indicate how you wish to receive payment for the Shares sold pursuant to the Purchase Agreement. Please note that if you are selling Shares held by a corporation, partnership or other entity or in the name of a trust, payment will be made only to the corporation, partnership or other entity or trust. A wire transfer can be made only to an account standing in exactly the same name as the person, trust, corporation, partnership or other entity holding the Shares being sold.

The undersigned requests that payment of the net proceeds from the sale of the Shares by the undersigned pursuant to the Purchase Agreement be made in the following manner (CHECK ONE):

         [ ]      CHECK made payable to:

         _______________________________________________________________________
                                        (Name)


                  to be sent to the following address:


                  phone:  (___)

                  Please send by (check one):

                  [___]         First Class Mail
                  [___]         Federal Express
                  Federal Express Account Number:


          [ ]     WIRE TRANSFER to the following account:

                  Account No.:

                  ABA No.:

                  Bank:

                  Swift Code:

                  (Name):
                  (Address):




                  Name and Telephone No. of Contact
                  at Bank:


                     DO NOT DETACH THIS PAGE FROM AGREEMENT.

                             ANNEX A TO INSTRUCTIONS

                                   STOCK POWER
                                   -----------

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

___________________________________   __________________________________________
                                        (Insert Social Security or Identifying
                                                   No. of Assignee)


(____________________) shares of Common Stock of Broadpoint Gleacher Securities Group, Inc., a New York corporation, standing in the name of the undersigned on the books of said Company represented by Certificate No(s). ___________________, hereby irrevocably constituting and appointing _________________________________ attorney to transfer said shares on the books of said Company with full power of substitution in the premises.

         Dated  __________, _____.

Signature(s) guaranteed by:*


                                       (Print Name)**


By _______________________________     By: _____________________________________
   Name:                                   Name:***
   Title:                                  Title:

* The signature(s) must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee "medallion" program), pursuant to Rule 17Ad-15 under the Exchange Act.

** To be signed in exactly the same manner as the name(s) appearing on the certificate(s) deposited herewith.

*** Trustees, officers, fiduciaries and other agents signing on behalf of the Selling Shareholder should print their name, title and, if applicable, the capacity in which they are acting underneath their signature.